SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13D-1(A) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13D-2(A)

GOLDEN WEST FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

381317106

(CUSIP Number)

MARK C. TREANOR

SENIOR EXECUTIVE VICE PRESIDENT,

GENERAL COUNSEL AND SECRETARY

WACHOVIA CORPORATION

ONE WACHOVIA CENTER

CHARLOTTE, NORTH CAROLINA 28288

TELEPHONE: (704) 374-6565

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Rule 13d-101

CUSIP No.  381317106                                                  SCHEDULE 13D                                                  Page 2 of 9 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WACHOVIA CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒*
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 43,123,831**
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,123,831**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%**
14.	Type of Reporting Person (See Instructions) CO

*	See Item 4.

**	Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (the “Statement”) relates to the common stock, $0.10 par value per share, of Golden West Financial Corporation (the “Company”), a corporation organized under Delaware law. The Company’s principal executive offices are located at 1901 Harrison Street, Oakland, California, 94612.

Item 2. IDENTITY AND BACKGROUND.

(a)-(c); (f) This Statement is filed by Wachovia Corporation, a North Carolina corporation (“Wachovia”), with the U.S. Securities and Exchange Commission (the “SEC”). The address and principal place of business of Wachovia is One Wachovia Center, Charlotte, North Carolina 28288-0013. Wachovia is a financial holding company that is principally engaged in the business of banking through its subsidiaries. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Wachovia, reference is made to Exhibit A attached hereto and incorporated herein by reference.

(d)-(e) Except as provided below, neither Wachovia, nor, to the best of its knowledge, any persons listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws. As previously disclosed by Wachovia in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the SEC filed a complaint on November 4, 2004 relating to purchases, prior to the merger of Wachovia Corporation (“Legacy Wachovia”) with First Union Corporation (“Legacy First Union”) in 2001, by Legacy Wachovia of Legacy First Union common stock and the disclosures made by both legacy companies related to those purchases following the April 2001 announcement of the merger between Legacy First Union and Legacy Wachovia. Without admitting or denying the allegations set forth in the complaint, Wachovia consented to entry of final judgment by the United States District Court for the District of Columbia permanently enjoining Wachovia from directly or indirectly violating Sections 13(a) and 14(a) of the Act and Rules 12b-20, 13a-13 and 14a-9 promulgated thereunder. The judgment also ordered Wachovia to pay a civil money penalty of $37 million pursuant to Section 21(d)(3) of the Act.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of Herbert M. Sandler, Marion O. Sandler and Bernard A. Osher (together, the “Shareholders”), on the one hand and solely in their capacity as a shareholder of Golden West, and Wachovia, on the other hand, has entered into a Voting and Support Agreement (described in Item 4 of this Statement and copies of which are attached hereto as Exhibits B, C, and D) (collectively, the “Voting Agreements”) with respect to certain shares of the Company’s common stock beneficially owned by the Shareholders (the “Shares”). No shares of the Company’s common stock were purchased by Wachovia pursuant to the Voting Agreements, and thus no funds were used for such purpose. Exhibits B, C, and D are specifically incorporated herein by reference in response to this Item 3.

Item 4. PURPOSE OF TRANSACTION.

(a)-(j) The purpose of Wachovia’s entering into the Voting Agreements covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of May 7, 2006, by and among Wachovia, Burr Financial Corporation, a wholly-owned subsidiary of Wachovia (“Merger Sub”), and the Company, attached hereto as Exhibit E (the “Merger Agreement”). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

Pursuant to Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship among Wachovia and the Shareholders under the Voting Agreements, but is not an affirmation by Wachovia of the existence of a group for purpose of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, Wachovia disclaims beneficial ownership of the Shares.

In order to induce Wachovia to enter into the Merger Agreement, the Shareholders entered into the Voting Agreements with Wachovia. Pursuant to the Voting Agreements, each of the Shareholders agreed, among other things, to vote (or cause to be voted), all the Shares owned by each Shareholder and any other voting securities of the Company that are owned beneficially by such Shareholder or as to which such Shareholder has, directly or indirectly, the right to vote or direct the voting, (a) in favor of the adoption of the Merger Agreement and any other action of the Company’s shareholders requested in furtherance thereof and (b) against (i) any action or agreement submitted for approval of the shareholders of the Company that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of each Shareholder contained in their respective Voting Agreement and (ii) any Acquisition Proposal (as defined in the Voting Agreements) or any other action, agreement or transaction submitted for approval of the shareholders of the Company that each Shareholder would reasonably expect is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Merger or the Voting Agreements.

Each Shareholder has also granted Wachovia an irrevocable proxy coupled with an interest to vote such Shareholder’s Shares as provided for in the applicable Voting Agreement.

Each proxy will expire automatically and without further action by the parties upon the termination of each Voting Agreement. Each Voting Agreement will terminate upon the earlier to occur of (i) the Effective Time (as such term is defined in the Voting Agreements), and (ii) the date and time of termination of the Merger Agreement by either or both Wachovia and the Company pursuant to Section 8.01 of the Merger Agreement.

The Merger Agreement provides, among other things, for the Company to be merged with and into Merger Sub (the “Merger”). As a result of the Merger, the outstanding shares of the Company’s common stock, with respect to each shareholder of record of the Company’s common stock, will be converted into the right to receive (A) a number of shares of Wachovia common stock equal to the product of (i) 1.365 times (ii) the number of shares of the Company’s common stock held by such holder of record times (iii) 77%, and (B) an amount in cash equal to the product of (i) $81.07 times (ii) the number of shares of the Company’s common stock held by such holder of record times (iii) 23%.

The Merger is intended to be treated as a tax-free reorganization to Wachovia and Golden West and otherwise tax free to Golden West’s shareholders, except to the extent they receive cash, and is to be accounted for as a purchase. Consummation of the Merger is subject to various conditions, including: (i) receipt of the approvals of Wachovia’s and Golden West’s shareholders; (ii) receipt of requisite regulatory approvals from the Board of Governors of the Federal Reserve System and other regulatory authorities; (iii) receipt of legal opinions as to the tax treatment of the Merger; (iv) listing on the New York Stock Exchange, Inc., subject to notice of issuance, of Wachovia’s common stock to be issued in the Merger; and (v) satisfaction of certain other conditions.

After the effective time of the Merger, Wachovia intends to cause Golden West’s common stock to be delisted from the New York Stock Exchange, and may take any one or more of the other actions described in the instructions to Item 4 of Schedule 13D.

The foregoing descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as exhibits B, C, D and E, respectively. Exhibits B, C, D, and E are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Voting Agreements and the Merger Agreement, neither Wachovia nor, to the best of its knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Voting Agreements, Wachovia may be deemed to have beneficial ownership of an aggregate of 43,123,831 shares of the Company’s common stock, which constitute, based on information set forth in the Company’s Form 10-Q for the fiscal period ended March 31, 2006 and assuming the exercise of all shares subject to options included in the foregoing number of shares, approximately 13.9% of the outstanding shares of voting stock of the Company. Wachovia, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that Wachovia, for any or all purposes, is the beneficial owner of the Shares. For purposes of this Statement, Wachovia included all Shares that are subject to options to purchase the Company’s common stock in each calculation of the number of Shares that may be deemed to be beneficially owned by Wachovia in connection with the Voting Agreements because Wachovia does not have current information about which of such options are exercisable within 60 days.

The foregoing does not include an aggregate of 573,273 shares of the Company’s common stock that, to Wachovia’s knowledge, are held by certain subsidiaries of Wachovia in a fiduciary capacity or as an investment advisor for mutual funds or other clients, including 500,306 shares over which such subsidiaries have sole dispositive power and 451,013 shares over which such subsidiaries have sole voting power. From time to time, Wachovia’s subsidiaries acquire and dispose of shares of the Company’s common stock in a fiduciary or similar capacity in the ordinary course of their business.

Other than as provided above, neither Wachovia, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.

(b) Pursuant to the Voting Agreements, Wachovia may be deemed to have shared power to vote (i) 29,035,543 shares with Herbert M. Sandler, (ii) 31,149,813 shares with Marion O. Sandler (such shares include 28,375,143 shares that are also beneficially owned by Herbert M. Sandler and that are included in (i)) and (iii) 11,313,618 shares with Bernard A. Osher. Wachovia, however, (i) is not entitled to any rights as a shareholder of the Company as to the Shares, except pursuant to the proxies granted under the Voting Agreements and (ii) disclaims any beneficial ownership of the Shares.

The information required by Item 2 relating to the Shareholders is set forth in Exhibit F and consists of information contained in the Forms 4 filed by Herbert M. Sandler and Marion O. Sandler on December 30, 2005 and by Bernard A. Osher on January 30, 2006. While Wachovia has no reason to believe that such information was not reliable as of its date, Wachovia only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, Wachovia makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Shareholders, which may affect the accuracy or completeness of such information.

(c) Except with respect to the transactions contemplated by each of the Voting Agreements and the Merger Agreement and subject to the second paragraph of Item 5(a), neither Wachovia, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D and E, respectively. Exhibits B, C, D and E are specifically incorporated herein by reference in answer to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by Wachovia to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Company that may be deemed to be beneficially owned by Wachovia as provided for herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See “Item 4. Purpose of Transaction” for description of the Voting Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D, and E, respectively. Exhibits B, C, D, and E are specifically incorporated herein by reference in answer to this Item 6.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit A	Directors and Executive Officers of Wachovia Corporation.

Exhibit B	Voting Agreement, dated as of May 7, 2006, between Wachovia Corporation and Herbert M. Sandler.

Exhibit C	Voting Agreement, dated as of May 7, 2006, between Wachovia Corporation and Marion O. Sandler.

Exhibit D	Voting Agreement, dated as of May 7, 2006, between Wachovia Corporation and Bernard A. Osher.

Exhibit E	Agreement and Plan of Merger, dated as May 7, 2006, by and among Wachovia Corporation, Burr Financial Corporation and Golden West Financial Corporation.

Exhibit F	Certain Information Regarding the Shareholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2006

WACHOVIA CORPORATION

By	/s/ Mark C. Treanor
Name: Mark C. Treanor Title: Senior Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Directors and Executive Officers of Wachovia Corporation.

Exhibit B	Voting Agreement, dated as of May 7, 2006, between Wachovia Corporation and Herbert M. Sandler.

Exhibit C	Voting Agreement, dated as of May 7, 2006, between Wachovia Corporation and Marion O. Sandler.

Exhibit D	Voting Agreement, dated as of May 7, 2006, between Wachovia Corporation and Bernard A. Osher.

Exhibit E	Agreement and Plan of Merger, dated as May 7, 2006, by and among Wachovia Corporation, Burr Financial Corporation and Golden West Financial Corporation.

Exhibit F	Certain Information Regarding the Shareholders.